Okalla Corp.

Suite 4303-9th Street SE
Calgary, Alberta, T2G 3C8
PHONE: 1-403-537-9940

FILE No.
82-4221

07020770

January 25, 2007

SUPPL

SEC MAIL PROCESSING
RECEIVED
FEB 01 2007
WASH. D.C. 185 SECTION

United States Securities
& Exchange Commission
Washington, DC
20549
USA

Dear Sirs:

RE: **Foreign Private Issuer Exemption File No. 82-4221**

Please find enclosed 3 copies of our news release dated January 25, 2007.

Yours truly,

OKALLA CORP.

PROCESSED

FEB 07 2007

THOMSON
FINANCIAL

BARBARA O'NEILL
SECRETARY

cc. AOK-USSC File

Enclosures

Okalla Corp.

4303 9th St. SE
Calgary, Alberta, T2G 3C8
(TSXV – AOK)

FILE No.
82-4221

Okalla Suspends ProBilling Operations

Calgary, AB, January 24, 2007 Okalla Corp. ("Okalla") is suspending its operations in its ProBilling Inc. subsidiary due to the events over the past ten days affecting the high risk payment processing industry, most specifically the recent arrest of former executives of a UK-based online gaming payment processing company and intensified US investigations focused on online gaming-related transactions, in which ProBilling Inc. is not involved.

As a result of these investigations, the company through which ProBilling payment processing transactions are handled, has suspended ProBilling's payment processing operations indefinitely.

In light of the foregoing, management of Okalla has, in the best interest of the shareholders, suspended the operations of ProBilling. Okalla intends to aggressively pursue alternative opportunities both in and outside the online payment processing industry which have potential for creating value for our shareholders.

About Okalla

Okalla is a publicly traded online technology company listed on the TSX Venture Exchange under the trading symbol AOK.

Contacts

Website:	www.okalla.com
Corporate Information:	www.okalla.com/about
Email:	irelation@okalla.com

Clyde Beattie, President & CEO
Voice: 403-537-9940
Email: clyde.beattie@okalla.com

or

Gregory Smith, CA, CFO
Voice: 403-537-9940
Email: greg.smith@okalla.com

The TSX Venture has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of this press release. All statements other than statements of historical fact, in this news release are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the future plans and objectives of Okalla Corp. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

Okalla Corp.

4303 9th St. SE
Calgary, Alberta, T2G 3C8
(TSXV – AOK)

FILE No. 82-4221

Okalla Suspends ProBilling Operations

Calgary, AB, January 24, 2007 Okalla Corp. ("Okalla") is suspending its operations in its ProBilling Inc. subsidiary due to the events over the past ten days affecting the high risk payment processing industry, most specifically the recent arrest of former executives of a UK-based online gaming payment processing company and intensified US investigations focused on online gaming-related transactions, in which ProBilling Inc. is not involved.

As a result of these investigations, the company through which ProBilling payment processing transactions are handled, has suspended ProBilling's payment processing operations indefinitely.

In light of the foregoing, management of Okalla has, in the best interest of the shareholders, suspended the operations of ProBilling. Okalla intends to aggressively pursue alternative opportunities both in and outside the online payment processing industry which have potential for creating value for our shareholders.

About Okalla
Okalla is a publicly traded online technology company listed on the TSX Venture Exchange under the trading symbol AOK.

Contacts

Website:	www.okalla.com
Corporate Information:	www.okalla.com/about
Email:	irelation@okalla.com

Clyde Beattie, President & CEO **or** **Gregory Smith, CA, CFO**
Voice: 403-537-9940
Email: clyde.beattie@okalla.com

Voice: 403-537-9940
Email: greg.smith@okalla.com

The TSX Venture has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of this press release. All statements other than statements of historical fact, in this news release are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the future plans and objectives of Okalla Corp. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

Okalla Corp.

4303 9th St. SE
Calgary, Alberta, T2G 3C8
(TSXV – AOK)

FILE No.
82-4221

Okalla Suspends ProBilling Operations

Calgary, AB, January 24, 2007 Okalla Corp. ("Okalla") is suspending its operations in its ProBilling Inc. subsidiary due to the events over the past ten days affecting the high risk payment processing industry, most specifically the recent arrest of former executives of a UK-based online gaming payment processing company and intensified US investigations focused on online gaming-related transactions, in which ProBilling Inc. is not involved.

As a result of these investigations, the company through which ProBilling payment processing transactions are handled, has suspended ProBilling's payment processing operations indefinitely.

In light of the foregoing, management of Okalla has, in the best interest of the shareholders, suspended the operations of ProBilling. Okalla intends to aggressively pursue alternative opportunities both in and outside the online payment processing industry which have potential for creating value for our shareholders.

About Okalla
Okalla is a publicly traded online technology company listed on the TSX Venture Exchange under the trading symbol AOK.

Contacts

Website:	www.okalla.com
Corporate Information:	www.okalla.com/about
Email:	irelation@okalla.com

Clyde Beattie, President & CEO or **Gregory Smith, CA, CFO**

Clyde Beattie — Voice: 403-537-9940, Email: clyde.beattie@okalla.com

Gregory Smith — Voice: 403-537-9940, Email: greg.smith@okalla.com

The TSX Venture has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of this press release. All statements other than statements of historical fact, in this news release are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the future plans and objectives of Okalla Corp. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

END